January 12, 2010

Via EDGAR

Kevin Dougherty

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Dougherty:

Re:          Axiologix Education Corportation (the "Company")

                Registration Statement on Form S-1

                Filed August 13, 2009, September 22, 2009, November 23, 2009
                File No. 333-161321

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

We note your response to prior comment 1.  However you have not provided any disclosure in this amendment on these “offers” and the attendant risks.  Please provide risk factor disclosure and related disclosure as appropriate.

ANSWER:  The following risk factor has been included in the Company’s amended Form S-1:

“WE ERRONEOUSLY POSTED VALUATION DATA ON  OUR WEBSITE WHICH COULD BE CONSIDERED “OFFERS” UNDER THE SECURITIES ACT AND THIS VALUATION DATA MAY NOT QUALIFY FOR ANY COMMUNICATIONS SAFE-HARBOR ADOPTED IN THE SECURITIES OFFERING REFORM SUCH AS RULES 163A, 168, OR 169.  BECAUSE OF THIS WE MAY HAVE BEEN IN VIOLATION OF SECURITIES LAWS AND MAY BE SUBJECT TO FINES OR SANCTIONS, WHICH COULD HAVE A MATERIALLY ADVERSE IMPACT ON OUR BUSINESS.

We erroneously posted valuation data on our website which could be considered “offers” under the Securities Act and this valuation data may not qualify for any communications safe-harbor adopted in the securities offering reform such as rules 163a, 168, or 169.  If this valuation data that was previously posted on our website does not qualify for any communications safe-harbor adopted in the securities offering reform such as rules 163a, 168, or 169 we may be in violation of securities laws and may be subject to fines or sanctions, which could have a materially adverse impact on our business.”

2.

In your response to prior comment 3, you disclosure that your resellership agreements with Seacliff Education Solutions, Contour Data, and Edumedia are still only potential agreements, with no agreements finalized.  However, in the “About Us” section of your website, you appear to provide contrary disclosure.  For example, you disclose on your website:

a.

That “Axiologix was given exclusive rights to re-sell the eBoard and Currucuplan solutions” of Seacliff Education Solutions; and

b.

That “Contour Data Corporation has contracted with Axiologix to remarket it’s Student Tracker solution.”

Please explain these references, which appear contrary to disclosure in your public filing.

ANSWER:  These references were erroneously included on the Company’s website and as such have been removed.  Furthermore, the disclosure in the “About Us” section of the Company’s website has been updated to list the Company’s “Potential Partners in Education”.

Summary, page 4

3.

Please disclose prominently in your summary section that you have not finalized an exclusive resellership with any of the companies whose products you plan to sell, and that all such agreements are still only potential agreements.

ANSWER:  The following disclosure has been added to the summary section of the Company’s amended Form S-1:

“To date, we have not yet finalized an exclusive resellership agreement with any of the companies who provide the products that we plan to sell and such agreements are still only potential agreements.”

Executive Compensation

4.

Consistent with your response to the third bullet point of comment 6 below, please provide the disclosures required by Item 402(n)(2)(v) of Regulation S-K and the instruction thereto.

ANSWER:  The answer to this comment is included in the Company’s response to comment 6 below.

Financial Statements

General

5.

Revise to include the audited statements of operations and audited statements of cash flows for the period from April 29, 2009 (inception) to May 31, 2009 pursuant to Rule 8-02 of Regulation S-X.  These financial statements should be filed in addition to the cumulative-to-date financial statements for the period from inception (April 29, 2009) to August 31, 2009.

ANSWER:  The financial statements requested by this comment have been included in the Company’s revised Form S-1.

Note 7 – Stockholders’ Equity, page F-9

6.

Please explain further the following as it relates to the information provided in response to prior comment 7:

•

You indicate that the company treated the value of the services performed as a capital contribution and debited APIC and credited common stock.  Tell us why you did not expense these services as start-up costs (i.e. preopening costs, preoperating costs, or organization costs) pursuant to SOP 98-5.

•

You indicate that in valuing the founders’ services, you considered the services rendered, the cost that would have been incurred had the work been conducted by third parties, and the amount of time expensed in execution of the work on the company’s behalf.  For each of Messrs. Daglis, Ramadan, Romito, Seaverns and Dr. Siliunas, please provide a separate schedule that includes a description of the services rendered (including hours incurred) and the value assigned to such services.

•

Please explain further how you determined that the company’s CEO did not meet the definition of employee as defined in Appendix E to SFAS 123R and why you believe that EITF 96-18 versus SFAS 123R would be the applicable guidance or the 8,580,000 shares issued to Mr. Daglis.  To the extent that these services relate to Mr. Daglis’ ultimate employment with the company, then explain further how you determined the fair value of the shares issued and how you considered the shares issued for cash to third-party investors within five days of such issuance when determining the fair value of Mr. Daglis’ stock.

ANSWER:   Below is the schedule for the nature of services performed, hours incurred and valued assigned:

Name	Services Rendered	Hours Incurred	Value Assigned
J. Daglis	Preparing business plan, meeting with legal counsel in preparation for the formation of the Company	286	$8,580
W. Ramadan	Review and assist with the drafting of business plan	1	$40
R. Romito	Review and assist with the drafting of business plan	1	$40
V. Siliunas	Review and assist with the drafting of business plan	1	$40
C. Seaverns	Review and assist with the drafting of business plan on the educational software section	1	$40
Total		290	$8,740

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During the period when the services were performed, i.e. prior to April 29, 2009 (Inception date), there was no employment relationship between the individuals and the Company as the Company was not in existence.  Hence the Company relied on EITF 98-16 to determine the measurement date for those shares and valued them according to the fair value of the services described in above table.

Because the value of the common stock was not readily determinable, the Company determined a value for the services rendered by examining the hours expended multiplied by the current hourly rate of the individuals.  Accordingly, the fair value of the services rendered was more readily determinable.  The pay rate range $30- $40 per hour and the hours by person varied from 1 to 300 hours. There was a total of 290 hours valued at an average price of $30 per hour.  The Company then divides the total fair value of the services by par value of the stock to determine number of shares to be issued.

Any shares issued to Mr. John Daglis subsequent to April 29, 2009 will be recorded as compensation under SFAS 123R  as an employment relationship has been established when Mr. John Daglis was appointed as CEO.

Finally, the determination of the $0.10 offering price is arbitrary.  The Company bases its offering price on investors’ expectation of the future growth of the Company, this amount does not represent the fair value of the Company at present time; rather, it represents what investors anticipate the minimum value of the common shares in the next 12 months after the effective date of the Form S-1 will be. There is no certainty that the Company will attain its target price and hence it is a less reliable source when valuing the founders’ shares.

Please contact me if you have any further questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law